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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 25 June 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	25 June 2003
Number	22/03

BHP BILLITON Plc LISTS ADRs ON NYSE

BHP Billiton Plc today announced the listing of its existing sponsored American Depositary Receipt (ADR) security on the New York Stock Exchange (NYSE). The listed security will trade under the ticker symbol BBL. Each ADR represents two ordinary shares traded on the London Stock Exchange.

Chris Lynch, Chief Financial Officer for BHP Billiton commented, "BHP Billiton inherited two ADR programs following the merger of BHP Ltd and Billiton Plc in 2001. The listing of the BHP Billiton Plc ADR on the NYSE brings it to parity with the already listed BHP Billiton Ltd (NYSE: BHP) ADR program."

JP Morgan will act as depositary for both BHP Billiton ADR programs, and Susquehanna Specialists, Inc. will provide specialist services for both programs.

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Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 25 June 2003